555 South Flower Street  ●  Fiftieth Floor  ●  Los Angeles, California 90071.2452

Telephone: +1.213.489.3939  ●  jonesday.com

June 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Jenny O’Shanick
Evan Ewing

Re:	Mullen Automotive Inc.

Preliminary Proxy Statement on Schedule 14A

Filed June 13, 2025

File No. 001-34887

On June 23, 2025, we received the following comments from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) on the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by Mullen Automotive Inc., a Delaware corporation (the “Company”), on June 13, 2025. The Company’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) has been filed with the Commission.

For your convenience, the bolded numbered responses set forth below correspond with the comments received from the Staff. Page references in the text of this response letter correspond to page numbers in the Proxy Statement unless otherwise noted. Capitalized terms used in this letter but otherwise not defined herein shall have the meaning ascribed to such terms in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed June 13, 2025

General

1. Comment: We note that Proposals 1, 2, 3 and 7 cover shares underlying the notes and warrants that contain reset and/or cashless exercise features and that the maximum number of issuable shares of common stock may be higher than the amounts disclosed in each proposal. Please revise to highlight the maximum number of shares that could be issued upon the exercise of the notes and warrants. Additionally, if true, disclose that the number of shares issuable upon the exercise of the warrants under the cashless exercise provision increases as the stock price falls further below the initial exercise price and disclose the potential additional dilution of the reset and cashless exercise provision.

Response: The Company acknowledges the Staff’s comment and has included additional disclosure in the Amended Proxy Statement.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

June 26, 2025

2. Comment: For Proposals 1, 2, 3 and 7, as applicable, please revise to provide an example of how the cashless formula would operate under specific, reasonable assumptions.

Response: The Company acknowledges the Staff’s comment and has included additional disclosure in the Amended Proxy Statement.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (213) 243-2159 or kblair@jonesday.com.

Very truly yours,

/s/ Katherine J. Blair
Katherine J. Blair
Partner, Jones Day

cc:	David Michery (Mullen Automotive Inc.)
Jonathan New (Mullen Automotive Inc.)